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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                      (Amendment No. ____________________)*

                             Medi-Ject Corporation
                   -----------------------------------------
                                (Name of Isser)

                                 Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)

                                  583930 10 2
                   -----------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on following page(s))
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                                                               Page 2 of 5 pages


                                 SCHEDULE 13G


CUSIP NO.  583930 10 2


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Enskilda Kapitalforvaltning

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  [__]
                                                        (b)  [__]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                             5.   SOLE VOTING POWER
         NUMBER OF                542,994
          SHARES
       BENEFICIALLY          6.   SHARED VOTING POWER
         OWNED BY                 0
           EACH
         REPORTING           7.   SOLE DISPOSITIVE POWER
          PERSON                  542,994
          WITH
                             8.   SHARED DISPOSITIVE POWER
                                  0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     542,994

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                             [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.8%

12.  TYPE OF REPORTING PERSON*

     CO (corporation)
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                                                               Page 3 of 5 pages

ITEM 1(a).  Name of Issuer

            Medi-Ject Corporation

ITEM 1(b).  Address of Issuer's Principal Executive Offices

            1840 Berkshire Lane
            Minneapolis, MN 55441

ITEM 2(a).  Name of Person Filing

            Enskilda Kapitalforvaltning

ITEM 2(b).  Address of Principal Business Office

            Enskilda Kapitalforvaltning
            Attention:  Henrik Rhenman
            Skandinaviska Enskilda Banken
            Jakobsbergsgatan 17
            Box 16053
            103 21 Stockholm

ITEM 2(c).  Citizenship

            Organized in Sweden

ITEM 2(d).  Title of Class of Securities

            Common Stock, $.01 par value

ITEM 2(e)   CUSIP Number

            583930 10 2

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                                                               Page 4 of 5 pages


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

      (a)   [  ]  Broker or Dealer registered under Section 15 of the Act

      (b)   [  ]  Bank as defined in section 3(a)(6) of the Act

      (c)   [  ]  Insurance Company as defined in section 3(a)(19) of the Act

      (d)   [  ]  Investment Company registered under section 8 of the
                  Investment Advisers Act of 1940

      (e)   [  ]  Investment Company registered under section 203 of the
                  Investment Advisers Act of 1940

      (f)   [  ]  Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund

      (g)   [  ]  Parent Holding Company, in accordance with
                  (S) 240.13d-1(b)(ii)(G)

      (h)   [  ]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

ITEM 4.   Ownership

      (a)   Amount Beneficially Owned
            542,994

      (b)   Percent of Class
            7.8%

      (c)   Number of Shares as to Which Such Person Has:

            (i)    sole power to vote or to direct the vote:  542,994

            (ii)   shared power to vote or to direct the vote:  0

            (iii)  sole power to dispose or to direct the disposition of:
                   542,994

            (iv)   shared power to dispose or to direct the disposition of:  0


ITEM 5.   Ownership of Five Percent or Less of a Class

          Does not apply
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                                                               Page 5 of 5 pages


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          Does not apply


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Does not apply

ITEM 8.   Identification and Classification of Members of the Group

          Does not apply


ITEM 9.   Notice of Dissolution of Group

          Does not apply

ITEM 10.  Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1997


                              ENSKILDA KAPITALFORVALTNING
                              /s/ Henrik Rhenman
                              ----------------------------------------
                              By: Henrik Rhenman
                                 -------------------------------------
                                 Its:  Fund Manager
                                     ---------------------------------